Exhibit 99.1

Pursuant to FINRA Rule 2231(c), Gladstone Capital Corporation (the “Company”) determined the estimated value as of March 31, 2026, of its 6.25% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the total net assets (i.e. net asset value) of the Company (as reflected on the Company’s Condensed Consolidated Balance Sheet within its Quarterly Report on Form 10-Q for the period ended March 31, 2026 (the “Form 10-Q”), which was prepared in accordance with U.S. generally accepted accounting principles), divided by the number of shares of the Company's Series A Preferred Stock outstanding. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share stated value of the Company's Series A Preferred Stock, the Company has determined that the estimated value of its Series A Preferred Stock as of March 31, 2026, is $25.00 per share.